PRESS RELEASE

TSX - “CZN” OTCBB “CZICF”	April 20, 2007
FOR IMMEDIATE RELEASE

ROAD PERMIT APPROVED FOR THE PRAIRIE CREEK PROJECT

Canadian Zinc Corporation (TSX - “CZN”; OTCBB - “CZICF”) is extremely pleased to announce that the Mackenzie Valley Land and Water Board has granted the Company a Land Use Permit to operate a winter road from the Prairie Creek mine site to the Liard Highway, in the Northwest Territories.

The Mackenzie Valley Land and Water Board (“MVLWB”) approved Land Use Permit MV2003F0028 for a period of five years to April 10, 2012. A copy of the Permit has been filed in the Public Registry at the office of the MVLWB.

“The approval of this road permit Is a very important development for the Prairie Creek project”, said John Kearney, President & CEO. “Operation of the road will facilitate the resupply of the minesite for the next five years and will enable bulk supplies, especially fuel, and large pieces of equipment to be delivered to the minesite. Until now the only access has been by air to the Company’s 3,000 ft airstrip at Prairie Creek, and obviously air transportation has capacity limitations and weather restrictions and is also expensive and inefficient”.

The road to the Prairie Creek mine which was first constructed in 1980, is approximately 170 kms long. The road was operated for the following two years, 1981 and 1982, during which time in excess of 700 loads of material, plant, machinery, equipment and supplies were successfully transported to site, and enabled the construction of the extensive infrastructure which is currently in place at the Prairie Creek mine, including a 1,000 ton per day mill, workshops, camp accommodation, mobile and underground equipment, etc. At that time also a feasibility study was completed and all permits to operate the mine and road were obtained.

“Although the road has not been used since 1982 it remains in passable condition with limited overgrowth. The work necessary to reestablish and upgrade the road route is not considered extensive and will be accomplished in the first season”, said Mr. Kearney.

Six Permits Granted since 2001

The approval of the Road Permit completes the package of permits required for exploration and development of the Prairie Creek mine.

Since 2001, Canadian Zinc has been granted four Land Use Permits, a Water Licence and now a Road Permit. During this time many aspects of the project have successfully undergone five separate Environmental Assessments (E.A.) completed by the Mackenzie Valley Environmental Impact Review Board (MVEIRB).

Canadian Zinc now holds the following permits for the Prairie Creek project:

•	Land Use Permit for underground exploration and development - valid to September 2008 and renewable.

•	Land Use Permit for surface diamond drill exploration within 1,000 metres of the minesite - valid to November 2008

•	Land Use Permit for surface diamond drill exploration anywhere within the 16 kilometer long Prairie Creek property - valid to May 2011.

•	Water Licence (Type B) for water and waste management and pilot mill operation - valid to September 2008 and renewable

•	Road Land Use Permit for winter overland access - valid to April 2012.

Together these current permits enable Canadian Zinc to carry out all of its planned surface exploration, underground development and metallurgical testing work, which will in turn enable completion of revised resource calculations and a new feasibility study. Rehabilitation, upgrading and modernization of the mill and other infrastructure can also be carried out in preparation for production.

With the approval of the Road Permit, the only remaining permit required for the commencement of production is a Type A Water License for the operation of the mine and mill which would allow for the production of lead and zinc concentrates. The Project Description Report (“PDR”) for this Licence application has been prepared and is being reviewed and discussed with various Government bodies and Regulatory agencies. The Company plans to file the application for this Licence with the Mackenzie Valley Land and Water Board following completion of these reviews and discussions.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com